EXHIBIT 99.1

Transparency notification

Mechelen, Belgium; 15 June 2018; 22.01 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Van Herk Investments B.V.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 12 June 2018 from Van Herk Investments B.V., who notified that it holds 5,133,958 of Galapagos' voting rights, consisting of ordinary shares (4,272,653) and American Depository Receipts (861,305). This represents 10.02% of Galapagos' currently outstanding 51,234,962 shares, and is an increase compared to Van Herk Investments B.V.'s previous transparency notification of 30 December 2013. Van Herk Investments B.V. crossed the 10% threshold of Galapagos' voting rights by acquiring additional voting securities on 8 June 2018. Van Herk Investments B.V. is controlled by Adrianus van Herk. The full transparency notice is available on the Galapagos website.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 640 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia.  More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

[1]     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.